Exhibit 99.1

Wins Finance Holdings Inc. Announces Receipt of Letter from Nasdaq and Intent to Submit Plan of Compliance

BEIJING and NEW YORK, November 19, 2019 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (NASDAQ: WINS), a diversified investment and asset management company that provides integrated financing solutions to small and medium enterprises ("SMEs") in China, today announced that on November 18, 2019, the Company received a notification letter from the NASDAQ Listing Qualifications ("NASDAQ") stating the Company was not in compliance with NASDAQ Listing Rule 5250(c)(1), due to its failure to timely file its Annual Report on Form 20-F for the year ended June 30, 2019 (the "2019 20-F"). The NASDAQ notification letter provides the Company 60 calendar days from the date of the notification, or until January 17, 2020, to submit a plan to NASDAQ to regain compliance with the NASDAQ's continued listing requirements. If the plan is accepted, NASDAQ can grant an exception of up to 180 calendar days, or until May 13, 2020, for the Company to regain compliance. The Company may regain compliance at any time by filing its 2019 20-F. If NASDAQ does not accept the Company's compliance plan, the Company will have the opportunity to appeal that decision to a Hearing Panel under Listing Rule 5815(a). The NASDAQ notification letter has no immediate effect on the listing of the Company's common stock on the NASDAQ Capital Market. The Company intends to provide a plan of compliance to the NASDAQ Staff on or before January 17, 2020.

The Company was unable to timely file its 2019 20-F due to the uncertainly over the recovery of RMB 580 million (approximately $83 million) in principal under an agreement the Company entered into in 2014 with Guohong Asset Management Co., Ltd., which was due to be repaid in October 2019. The Company has commenced discussions with Guohong Asset Management Co., Ltd. to recover the amount due, but there is no assurance that the Company will be able to recover any or all of the amount due. However, the failure to collect this amount will not impact the Company’s ongoing operations. The Company is currently working with its auditors on finalizing the Company’s financial statements for its fiscal year ended June 30, 2019 in light of the uncertainty around this payment.

About Wins Finance

Wins Finance is a diversified investment and asset management company listed on NASDAQ. The Company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic involvement of its established management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. Wins Finance is well positioned to leverage its expertise and existing operations in China to build a comprehensive platform for the provision of lending and other financing solutions to the under-served small and medium enterprise segment. For more information, please visit www.winsholdings.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Annual Report on Form 20-F for the year ended June 30, 2018 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Wins Finance Holdings Inc.
1177 Avenue of the Americas

5th Floor
New York, NY 10036
Tel: 646-694-8538
E-mail: info@winsholdings.com

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